Consent of Independent Registered Public Accounting Firm

To the Board of Directors of SMART Technologies Inc.

We consent to the use of our report, dated May 18, 2011, included in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

June 29, 2011